UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Premiere Opportunities Group Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74060M103
(CUSIP Number)

June 20, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	74060M103	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Jonathan Schultz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	24,888,450
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	N/A
EACH REPORTING	7	SOLE DISPOSITIVE POWER	24,888,450
PERSON WITH	8	SHARED DISPOSITIVE POWER	N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,888,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.6%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	74060M103	Page 3 of 5

Item 1(a).	Name of Issuer:

Premiere Opportunities Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

264 Union Boulevard, First Floor
Totowa, NJ 07512

Item 2(a).	Name of Person Filing:

Jonathan Schultz

Item 2(b).	Address of Principal Business Office or, if None, Residence:

35602 NE Ammeter Road
Washougal, WA 98671

Item 2(c).	Citizenship:

U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

74060M103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	74060M103	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

24,888,450 shares

(b)	Percent of class:

9.6%; percentage calculated based on 258,253,149 shares of common stock outstanding as per the issuer’s May 20, 2014 10-Q filing for the quarter ending March 31, 2014.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

24,888,450 shares

(ii) Shared power to vote or to direct the vote

N/A

(iii) Sole power to dispose or to direct the disposition of

24,888,450 shares

(iv) Shared power to dispose or to direct the disposition of

N/A

CUSIP No .	74060M103	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 30, 2014

Signature:	/s/ Jonathan Schultz
Name:	Jonathan Schultz